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June 25, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick
Erin Purnell

Re:	SRIVARU Holding Limited
Registration Statement on Form F-1
Filed on May 31, 2024
File No. 333-279843
SEC Comment Letter dated June 10, 2024

Dear Mmes. O’Shanick and Purnell:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 10, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on May 31, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

June 25, 2024

Registration Statement on Form F-1

Audited Condensed Combined Financial Information, page 40

1.	We note that you have not included an auditor’s report in the filing that covers the condensed combined financial information presented on pages 40 through 48. Please revise to correctly label this Article 11 of Regulation S-X pro forma financial information as “unaudited,” or advise us.

Response: In response to the Staff’s comment, the Company has revised pages 40 through 48 of Amendment No. 1 to reflect the pro forma financial information as unaudited.

Executive and Director Compensation, page 80

2.	Please revise this section to comply with Item 6.B. of Form 20-F. Further, please update to reflect the amount of compensation paid, and benefits in kind granted, for the last full financial year. Finally, we note that footnote 6 on page 82 appears to be an internal note to update the disclosure as required. Please review and revise this footnote and the others that appear throughout the filing to ensure that your disclosure is complete and current.

Response: The Company has added disclosure in Amendment No. 1 clarifying that no compensation was paid, nor benefits in kind granted, for the last full financial year since the period covered is the first applicable period for such disclosure since the closing of the Business Combination and the Company has not previously paid any compensation nor granted benefits in kind. In response to the Staff’s comment, the Company has deleted footnote 6 on page 82, which was erroneously left in the Registration Agreement.

Beneficial Ownership of Securities, page 87

3.	We note your disclosure that the table reflects information “within 60 days of the Closing.” Please revise to provide information as of the most recent practicable date. Refer to Item 6.E. of Form 20-F.

Response: In response to the Staff’s comment, the Company has clarified the disclosure around the table on page 87 to indicate the data is as of May 29, 2024, which the most recent practicable date.

Plan of Distribution, page 97

4.	We note your disclosure on pages 97-98 that any broker-dealers that are deemed to be underwriters may not sell the shares offered under the prospectus unless and until you set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus. Please revise to confirm your understanding that the sale of shares by an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms its understanding and has added a statement to Amendment No. 1 clarifying that the sale of shares by an underwriter would constitute a material change to the plan of distribution set forth in the Registration Statement requiring the Company to file a post-effective amendment.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

June 25, 2024

Index to Financial Statements, page F-1

5.	We note that you included audited financial statements for the nine-month interim period ended December 31, 2023. Please revise to also include comparative financial statements for the nine-month interim period ended December 31, 2022, or tell us how the financial statements currently included in the filing complies with Item 8 of Form 20-F. Further, include an audited balance sheet of SRIVARU Holding Limited as of March 31, 2022 and update the filing as appropriate, including, but not limited to, MD&A that discusses each of the comparative interim and annual periods.

Response: The Company has revised the disclosure in Amendment No. 1 to provide comparative information for the interim period ended December 31, 2022, a balance sheet as of March 31, 2022, and updated disclosure elsewhere in Amendment No. 1 that compares the correct interim and annual periods as discussed with Mr. Jones.

Part II Information Not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit 5.1 Opinion of Conyers Dill & Pearman (Cayman) LLP, page II-3

6.	Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.

Response: In response to the Staff’s comment, the Company has filed the legal opinion listed as Exhibit 5.1 with Amendment No. 1.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

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